UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Cadiz, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

127537108

(CUSIP number)

April 1, 2002

(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

CUSIP No. 127537108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ING Groep N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,436,864*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,436,864*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,864*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%*
12	TYPE OF REPORTING PERSON HC

*	The beneficial ownership reported hereunder includes 1,075,000 in warrants, exercisable immediately, and 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz, Inc. held by Middenbank Curacao N.V.

CUSIP No. 127537108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Middenbank Curacao N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,436,864*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,436,864*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,864*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%*
12	TYPE OF REPORTING PERSON BC

*	The beneficial ownership reported hereunder includes 1,075,000 in warrants, exercisable immediately, and 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz, Inc. held by Middenbank Curacao N.V.

Item 1(a).	Name of Issuer: Cadiz, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 100 Wilshire Boulevard, Suite 1600 Santa Monica California 90401-1111 United States of America

Item 2(a).	Name of Person Filing: ING Groep N.V. Middenbank Curacao N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ING Groep N.V.:
Strawinskylaan 2631
P.O. Box 810
1077 ZZ Amsterdam
The Netherlands

Middenbank Curacao N.V.:
Kaya W.F.G. (Jombi) Mensing 14
Willemstad, Curacao
The Netherlands Antilles

Item 2(c).	Citizenship: See item 4 on Page 2 See item 4 on Page 3

Item 2(d).	Title of Class of Securities: Common Shares

Item 2(e).	CUSIP Number: 127537108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: (Not Applicable)

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act

(e)	[ ]	Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.
(a)	Amount beneficially owned: See item 9 on Page 2 See item 9 on Page 3

(b)	Percent of class: See item 11 on Page 2 See item 11 on Page 3

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2 See item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2 See item 6 on Page 3

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2 See item 7 on Page 3

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2 See item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   May 1, 2002
                                   (Date)

                                   Middenbank Curacao N.V.

                                   By:

                                   /s/ Cornelis F. Drabbe
                                   (Signature)

                                   Cornelis F. Drabbe, Assistant General
                                   Counsel
                                   (Name/Title)

                                   /s/ Bert H. Uyttenbroek
                                   (Signature)

                                   Bert H. Uyttenbroek, Compliance Officer
                                   (Name/Title)

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   May 1, 2002
                                   (Date)

                                   ING Groep N.V.

                                   By:

                                   /s/ Cornelis F. Drabbe
                                   (Signature)

                                   Cornelis F. Drabbe, Assistant General
                                   Counsel
                                   (Name/Title)

                                   /s/ Bert H. Uyttenbroek
                                   (Signature)

                                   Bert H. Uyttenbroek, Compliance Officer
                                   (Name/Title)

Exhibit A to Schedule 13G

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

           The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.

           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: May 1, 2002

                                   ING Groep N.V.

                                   By:  /s/ Cornelis F. Drabbe
                                        Name:   Cornelis F. Drabbe
                                        Title:  Assistant General Counsel

                                   By:  /s/ Bert H. Uyttenbroek
                                        Name:   Bert H. Uyttenbroek
                                        Title:  Compliance Officer

                                   Middenbank, Curacao N.V.

                                   By:  /s/ Cornelis F. Drabbe
                                        Name:   Cornelis F. Drabbe
                                        Title:  Assistant General Counsel

                                   By:  /s/ Bert H. Uyttenbroek
                                        Name:   Bert H. Uyttenbroek
                                        Title:  Compliance Officer